Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following is a transcript of a video for employees of Covance:

Employee Video Script

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Introduction

•	Good morning, good afternoon and good evening to all of you around the world.

•	I have some exciting and important news about our company to share with you today.

•	We are announcing that we are merging our company with LabCorp to create the world’s leading healthcare diagnostics services company.

About LabCorp

•	As many of you know, LabCorp is a clinical lab testing services company that uses a wide range of diagnostic technologies to inform healthcare decisions.

•
LabCorp is a $6 billion company with more than 34,000 employees worldwide.  They offer more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics.  They are a powerhouse diagnostics services company.

Rationale

•	The reason I am so excited about this combination is because it unites two companies that will be even stronger together than they would be apart.

•
The new company will be the leading provider of laboratory testing as well as the premier full-service drug development organization that partners with clients across the continuum from drug and diagnostic development to commercialization.

•	Together with LabCorp, we will be able to grow faster and deliver even better solutions that get medicines to patients in the most efficient, safe and innovative ways possible.

•	This combination leads the way to more cost effective healthcare by:

o	Improving the safety and efficacy of drug therapies;
o	Delivering more accurate patient diagnostics; and
o	Advancing evidence-based medicines which will allow our clients to substantiate the value of their products and services to patients and payors.

•	The result will be improved health outcomes and reduced treatment costs.

•	Covance generates more safety and efficacy data for the approval of innovative medicines than any other company in the world and LabCorp has longitudinal data from more than 75 million patients.

•	The combined company will leverage these collective data resources to help us reduce the time and cost of clinical trials, while simultaneously improving quality.

•
There are many exciting new opportunities we will pursue together in microbiology testing in the food segment, companion diagnostics, international expansion of their business through key Covance sites, significantly enhanced informatics opportunities … the potential is enormous.

What This Means for Employees

•	For me, it is always been an honor to lead Covance, and I am so proud of what we have accomplished over the years.

•	Today’s announcement recognizes the value of those accomplishments.

•	But today is about much more than just recognition for past achievements; it is about a vision of the future.

•	Many of us, including myself, have deep roots at Covance, and I know you will be reflecting on this announcement and what it means to you.

•	For me, this combination is about growth, and I’m extremely excited about the opportunity ahead of us.

•	Because we are joining a larger and more diversified global organization, we are excited for you to benefit from greater opportunities.

•	I have had the opportunity to get to know LabCorp well over the years, and even more intimately recently as we prepared to make this combination.

•	I can tell you from firsthand experience that LabCorp’s culture and values are aligned with our own.

•	This is apparent at the very top with LabCorp’s CEO, Dave King, and holds true throughout the organization.

Moving Forward

•	So, what’s next?

•	Before we can complete the transaction, we have to secure shareholder approval, regulatory approvals, and customary closing conditions.

•	That may sound like a lot, but we expect the transaction to progress steadily.

•	In fact, we’re expecting to complete the transaction in the first quarter of 2015.

•	However, until closing actually occurs, I want to remind you that we are still an independent company and its very much business as usual.

•	Each of us must focus on doing our jobs and exceeding our client’s expectations.

•	We recognize that you will have many questions, some of which we may not be able to answer at this time.

•	With that said, we are committed to providing you with information as it becomes available and communicating openly.

Conclusion

•	As I hope you can tell, I am very excited about this announcement, and I hope you share my enthusiasm.

•	Together with LabCorp, I am confident that we are going to make a meaningful impact on the healthcare landscape – one that promotes quality, better outcomes and lower costs.

•	Thank you for your tireless dedication to our company and for the important work you do each and every day for our clients and for our patients.

•	I cannot wait to embark on this next chapter in our history with all of you.